Mail Room 4561

March 15, 2006

Akhee Rahman
Eastern Services Holdings, Inc.
1221 Ocean Avenue #1202
Santa Monica, CA 90401

      Re: Eastern Services Holdings, Inc.
              Amendment No. 3 to Registration Statement on the Form SB-2
              Filed February 15, 2006
              File No. 333-128415

Dear Ms. Rahman:

We have reviewed your amended registration statement and have the following comments on your financial statements and related disclosure. Comments on the other sections of your amended registration statement will follow shortly under separate cover. The page numbers referenced below correspond to the page numbers of the marked copy of the amended registration statement provided to us by counsel.

FORM SB-2/A

Management's Discussion and Analysis or Plan of Operations, page 13

Critical Accounting Policies, page 14

Prior Comment Number 27

1.   It is not evident from your response how you have complied with the requirements to disclose critical accounting estimates in accordance with Section V of SEC Release No. 33-8350. In your response, tell us where you believe you have provided the appropriate disclosures and tell us why it is your belief that they comply with the requirements. Note that the critical accounting estimates or assumptions required in MD&A should supplement, not duplicate, the description of accounting policies. Please refer to paragraphs four and five in the SEC Release.

Liquidity and Capital Resources, page 15

Prior Comment Number 28

2.   It does not appear that you have addressed all of the concerns noted in our prior comment. We note that you have removed "deferred salaries" as a principal source of liquidity. However, your response does not explain to us how you are accounting for deferred salaries along with the amounts that have been deferred for the years ended December 31, 2004 and 2003 and the six months ended June 30, 2005. Also, as previously requested, describe, in great detail, your payment arrangements with consultants and indicate whether you pay them in advance or until you receive payment from the customer.

Prior Comment Number 29

3.   We note in your response that the Company believes that they only require $50,000 to continue its operations over the next twelve months. Tell us, in great detail, why your capital requirement disclosure in the amendment 3 to your Form SB-2 decreased by $100,000 from the capital requirement disclosure in the amendment 2 to your Form SB-2.

4.   It appears that you have not addressed all of the concerns noted in our prior comment. Please address the following:
   - Revise your filing to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive.
   - Revise your filing to disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004, page 16

Gross Revenues, page 16

Prior Comment Number 30

5.   We note your response to our prior comment and the revised disclosure in your amended Form SB-2. We are reissuing and clarifying a portion of our prior comment. Your filing should explain in detail how this cap affects trends in light of the new information that the State of Nevada will remove the cap during the year ending 2006.

Total Expenses, page 16

Prior Comment Numbers 31 and 32

6.   We note your responses to our prior comments. Reconcile the statement in your response to prior comment number 31 that "[i]n 2005 there were no consultants needed to complete the audits…" with the statement in your response to prior comment number 32 that "Cost of Services are fees paid out to consultants by the hour…" In light of the fact that you recognized $4,548 in Cost of Services for the nine months ended September 30, 2005, explain in great detail what you mean when you disclose that there were no consultants needed in 2005.

7.   As noted in our prior comment number 32, the specific causes for material changes from period to period of cost of sales for the fiscal year ended December 31, 2004 compared to the fiscal year end December 31, 2003 were not included within your filing. Simply stating that the increase in cost of services was a result of the increase in revenues does not appear to provide investors and other users with material information that is necessary to an understanding of the company's financial condition and operating performance, as well as its prospects for the future. Revise your filing as appropriate.

Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003, page 16

Gross Revenues, page 16

Prior Comment Number 34

8.   We note your response to our prior comment. As previously stated, MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. As such, it appears that investors would benefit from a discussion of what is involved with a "successful audit" and how those audits result in revenues for the Company. Revise your filing, as appropriate.

Consolidated Financial Statements as of September 30, 2005

Prior Comment Number 40

9.   We note your response to prior comment number 40 and it does not appear as though you have addressed the second part of the comment. As previously requested, confirm and disclose that interim financial statements include all adjustments that in the opinion of management are necessary in order to make the

financial statements not misleading. We again refer you to instruction (2) of Item 310(b) of Regulation S-B. Revise your filing as appropriate.

Consolidated Financial Statements as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm, page F-1

Prior Comment Number 42

10. We note your response to our prior comment. It does not appear that the risk factor mentioned in your response was included in the third amendment to your Form SB-2. We are reissuing prior comment number 42. Explain to us your basis for engaging an audit firm from Altamonte Springs, Florida when your principal offices, as indicated on the front cover of your filing, are located in Santa Monica, California. Revise your filing as appropriate for any risk factors related to this area.

Statements of Cash Flows, page F-5

Prior Comment Numbers 43 and 44

11. We note that your statement of cash flows does not appear to be revised as you indicate in your response to prior comment numbers 43 and 44 and so we are reissuing the comments.
- The balance sheet indicates that you have a bank overdraft included with your accounts payable line-item. Bank overdrafts should be presented as financing activity within the statements of cash flows instead of as an operating activity. See AICPA TPA 1300.15.
- You present a single line-item for cash received (paid) from stockholder in the statements of cash flows. Revise to separately present cash received from that of cash paid on a gross basis. The line-items should also clearly indicate the sources of the cash activity (i.e., notes payable, sale of equity instruments). See paragraph 11 of SFAS 95.

Notes to the financial statements

1. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

Prior Comment Number 45

12.   We note your response to prior comment number 45 and reissue and clarify part
        of the comment. Your response indicates that you are the principal in the service
        agreements and implies that you should recognize revenue on a gross basis.
        Indicate why you believe that you are a principal in these agreements instead of
        an agent as it relates to the criteria listed in EITF 99-19. Provide your analysis of
        EITF 99-19 that supports gross accounting for these service transactions. Further,
        your policy disclosure should clearly demonstrate how you evaluate the basic
        criteria of SAB Topic 13 when determining that revenue is realized and earned.
        Your policy disclosure should also encompass important judgments relating to
        revenue recognition. In this respect, we believe your policy should clearly
        explain whether you act as principal or agent in your transactions and hence,
        whether you report revenue on a gross or net basis.

Prior Comment Number 46

13.   Reconcile the statement in your response that "[r]evenue is recognized when
        services are performed…" with the statement in your revenue footnote that
        "[r]evenues are recognized as services are performed…" In this regard, explain
        when the earnings process is complete. We also reissue and clarify part of our
        prior comment. Explain, in great detail, when the contingent and fixed fee
        portion of the agreement is determined. Also, describe the cash payment terms
        for customers. In this regard, tell us when your customers pay you in relation to
        the services provided. Also tell us if you provide any extended payment terms to
        your customers.

Basis of Accounting, page F-6

Prior Comment Number 48

14.   We note your response to prior comment number 48. It appears that the
        disclosure related to software development costs is still present on page F-6 of
        your audited financial statements. If the disclosure does not apply, as you
        indicated in your response, revise your filing as appropriate.

Earnings Per Share, page F-7

Prior Comment Number 49

15.   We note your response to prior comment number 49. We point out that the disclosure guidelines outlined in paragraph 40 of SFAS 128 are required. Tell us, in great detail, why management believes the disclosures are not required. Further, given that the offering price of the shares is $.10, tell us why Ahkee Rahman's option agreement of 500,000 at $1.00 per share is not considered dilutive. Cite the appropriate accounting literature in your response.

16.   If your basic and diluted earnings per share are the same, revise your presentation in your Statements of Operations to include a line item for "basic and diluted" earnings per share, as opposed to your current presentation of "basic" earnings per share. Also revise the presentation in your interim financial statements as necessary. We refer you to paragraph 36 of SFAS 128.

Compensation in the form of stock, page F-7

Prior Comment Number 50

17.   We note your response to the prior comment. Tell us, in great detail, why management considers the SFAS 123 disclosures to be complete. In your response, specifically address each required disclosure outlined in paragraphs 45 through 48 of SFAS 123 and paragraph 2(e) of SFAS 148 and where management believes the required disclosure is included within the consolidated financial statements or why the required disclosure is not applicable to the company.

Income Taxes, page F-7

Prior Comment Number 51

18.   Your income tax footnote still does not include disclosures required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures. Alternatively, explain why management believes the current disclosures are appropriate by addressing each of the required disclosures outlined in paragraphs 43 through 49 and how specifically the company has complied with them.

8. Stockholder Equity, page F-8

Prior Comment Number 52

19.   We note your response to prior comment number 52 and reissue and clarify the comment. On page F-8 of the footnotes to your consolidated financial statements as of December 31, 2004 and 2003, you indicated that 1,600,000 shares of common stock have been issued. This amount should agree to the December 31, 2004 balance sheet and statement of stockholders' equity as the stockholder equity footnote discloses information about the company at a point in time. Note that events occurring subsequent to the date of the consolidated financial statements should be detailed in a "subsequent event" footnote.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin
        Anslow & Jaclin, LLP
        Telephone: (732) 409-1212